

February 1, 2013

Via Facsimile
Mr. Neal E. Murphy
Chief Financial Officer
Met-Pro Corporation
160 Cassell Road
P.O. Box 144
Harleysville, PA 19438

> **Re:** **Met-Pro Corporation**
> **Form 10-K/A for the fiscal year ended January 31, 2012**
> **Filed March 26, 2012**
> **File No. 1-7763**

Dear Mr. Murphy:

We have reviewed your response letter dated January 22, 2013 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K/A for the fiscal year ended January 31, 2012

Note 15. Business Segments and Other Information, page 61

1.   We note your response to our prior comment seven. However, it appears there are distinct differences in some of the products within your reportable segments. In this regard, we note the following:

- The products within your Product Recovery/Pollution Control Technologies segment provide solutions to air or liquids but not both. In addition, we note your disclosure on page 2 regarding the various product lines in this segment. These products appear to be unique and serve different purposes.
- The products within your Fluid Handling Technologies segment have different applications and therefore appear to have different end uses. In addition, it appears that certain products are geared towards specific industries.

- The products within your Mefiag Filtration Technologies segment have different applications and therefore appear to have different end uses.
- The products within your Filtration/Purification Technologies segment treat different items and therefore appear to have different end uses.

Therefore it continues to appear to us that you should revise future filings to include revenue information regarding your products.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tricia Armelin at (202) 551-3747 or me at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief